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            SCHEDULE 13D - INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS
                   THERETO FILED PURSUANT TO RULE 13D-2(a).(*)

- --------------

(*) As amended by Releases No. 34-15457, dated January 4, 1979, effective
    February 14, 979 (as corrected by Release No. 34-15457A, dated February 25, 1979) and No. 34-14384, dated November 29,
    1979, effective January 5, 1980. - Editor.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT No.   )(*)

                              CASINO AMERICA, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                  147575 10 4
                                 --------------
                                 (CUSIP Number)


         ALLAN B. SOLOMON                        MARK D. SLUSSER
         EXECUTIVE VICE PRESIDENT                CHIEF FINANCIAL OFFICER
         2200 CORPORATE BOULEVARD, NW            4040 NORTH MACARTHUR BOULEVARD
         SUITE 310                               SUITE 100
         BOCA RATON, FLORIDA 33431               IRVING, TEXAS 75038
         (407) 995-6660                          (214) 717-3423
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  MAY 3, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [X]. ( A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         (*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover period.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                         (Continued on following pages)
                               Page 1 of 6 Pages
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ITEM 1.    SECURITY AND ISSUER.

           This filing relates to the acquisition of shares of the $.01 par value common stock (the "Common Stock") of Casino America, Inc. (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 711 Washington Loop, Biloxi, Mississippi 39530.

ITEM 2.    IDENTITY AND BACKGROUND.

           This statement is filed by Crown Casino Corporation ("Crown"), a Texas corporation, which is in the gaming business. Crown's principal business offices are located at 4040 North MacArthur Boulevard, Suite 100, Irving, Texas 75038.

           (1) Edward R. McMurphy, a citizen of the United States, is Chairman of the Board, President and Chief Executive Officer and a significant shareholder of Crown. His business address is the same as that of the principal offices of Crown.

           (2) Tilman J. Falgout, III, a citizen of the United States, is Executive Vice President and General Counsel, a director and a significant shareholder of Crown through a corporate entity. His business address is the same as that of the principal offices of Crown.

           (3) Mark D. Slusser, a citizen of the United States, is Vice President Finance, Chief Financial Officer and Secretary of Crown. His business address is the same as that of the principal offices of Crown.

           (4) Edward J. Preuss, Jr., a citizen of the United States, is Vice President - Project Development of Crown. His business address is the same as that of the principal offices of Crown.

           (5) John David Simmons, a citizen of the United States, is President of Condomart, Inc. (marketing consulting firm) and is a director and a shareholder of Crown. His residence address is 2656 Foothills Drive, Birmingham, Alabama 35226.

           (6) David J. Douglas, a citizen of the United States, is Managing Director of Triple S Corporation (investment banking firm) and is a director and a shareholder of Crown. His business address is 5949 Sherry Lane, Suite 1465, Dallas, Texas 75225.

           (7) Gerald L. Adams, a citizen of the United States, is an entrepreneur in the shipping, trucking and real estate industries and is a director and a significant shareholder of Crown. His business address is 1225 East 9th Street, Lockport, Illinois 60441.

           (8) Gerard M. Jacobs, a citizen of the United States, is the owner and President of Environmental Waste Funding Corporation (landfill development and finance company) and is a director and a shareholder of Crown. His residence address is 7600 Augusta Street, River Forest, Illinois 60305.





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CUSIP No. 147575 10             SCHEDULE 13D   Page     2    of    6    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          CROWN CASINO CORPORATION, 63-0851141
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group(*)       (a)   [   ]
          N/A                                                       (b)   [   ]
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  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS(*)
          00
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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          N/A
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          TEXAS
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   2,683,334
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          2,683,334
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 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares(*)                                                       [  ]
          N/A
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 (13)     Percent of Class Represented by Amount in Row (11)
          12.8%
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 (14)     Type of Reporting Person(*)
          CO
          ---------------------------------------------------------------------
                    (*)SEE INSTRUCTIONS BEFORE FILLING OUT!
















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           (9)  Robert J. Kehl, a citizen of the United
                States, is an entrepreneur in the riverboat construction, gaming, riverboat touring and restaurant industries. He is a director of Crown and his family is a significant shareholder of Crown through a corporate entity. His residence address is 8259 Turtle Creek Circle, Las Vegas, Nevada 89113.

           None of the foregoing persons has been convicted in a criminal proceeding during the last five years nor has any such person during the last five years been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS FOR OTHER CONSIDERATION.

           All of the securities which are the subject of this filing were acquired by Crown in connection with the sale by Crown of initially a 50% interest in its Louisiana riverboat casino located in Calcasieu Parish, Louisiana, and, subsequently, the sale of the remaining 50% interest in such project to the Issuer. As a result of the closing of the sale of the remaining 50% interest, Crown received 1,850,000 shares of the Issuer's common stock and now owns warrants to purchase an aggregate of 833,334 shares of the Issuer's common stock.

ITEM 4.    PURPOSE OF TRANSACTION.

           The purpose of the acquisition is described in Item 3 above. Crown holds the Issuer's shares for investment purposes only.

ITEM 5.    INTEREST IN THE SECURITIES OF THE ISSUER.

           (a) Crown beneficially owns in the aggregate 2,683,334 shares of the Issuer's common stock, which includes 833,334 shares subject to outstanding warrants.

           (b) Crown possesses sole dispositive power with respect to all of the securities of the Issuer beneficially owned by it. Crown has granted a proxy to the Chairman of the Board, President and any Executive Vice President of the Issuer to vote the 2,683,334 shares beneficially owned by Crown. Crown does not share with any other person dispositive power with respect to any shares of common stock.

           (c)  See Item 3.

           (d)  Not applicable.

           (e)  Not applicable.






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ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

           The warrants to purchase shares of the Issuer's common stock are subject to the condition that the warrants may only be exercised by converting a portion of two promissory notes issued by Louisiana Riverboat Gaming Partnership, an affiliate of the Issuer, in favor of Crown, in an aggregate amount of $20,000,000. See also Item 5(b).

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           The following exhibit is incorporated by reference from Registration Statement on Form S-1, Registration No. 33-79484, Post Effective Amendment No. 10, Exhibit 10.17:

           Stock Purchase Agreement dated January 18, 1996 by and between the Registrant and Casino America, Inc., including form of Registration Agreement, Promissory Notes and Warrants issued in favor of the Registrant to purchase common stock of Casino America, Inc.





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                                   SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  May 9, 1996                              CROWN CASINO CORPORATION


                                                By:  /s/ Mark D. Slusser
                                                     -----------------------
                                                     Mark D. Slusser
                                                     Vice President Finance





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